Harbor Custom Development, Inc.

1201 Pacific Avenue, Suite 1200

Tacoma, WA 98402

October 17, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Nana McLean

Re:	Harbor Custom Development, Inc.
Registration Statement on Form S-3 (File No. 333-267350)
Filed on September 9, 2022, as amended
Withdrawal of Acceleration Request

Dear Ms. McLean:

Harbor Custom Development, Inc. (the “Company”) hereby withdraws its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated October 17, 2022. The Company is concurrently filing a separate request for the acceleration of the effectiveness of the Registration Statement for October 18, 2022.

Please call Lynne Bolduc, Esq., counsel to the Company, at (949) 788-8900 with any comments or questions regarding this matter.

Sincerely,

/s/ Sterling Griffin
Harbor Custom Development, Inc.
Sterling Griffin
Chief Executive Officer